APT Acct ©
COPY

BY-LAWS

OF

ADVANCED PRECISION TECHNOLOGY, INC.

ARTICLE I

Offices

Section 1. The principal office of the Corporation shall be located in Salt Lake City, Utah. The Corporation may have such other offices, either within or without the State of Utah as the Board of Directors may designate or as the business of the Corporation may require from time to time.

The registered office of the Corporation required by the Nevada Business Corporation Act to be maintained in the State of Nevada may be, but need not be, identical with the principal offices, and the address of the registered office may be changed from time to time by the Board of Directors.

ARTICLE II

Stockholders

Section 1. ANNUAL MEETING. The annual meeting of the stockholders shall be held at the principal office of the Corporation, at Salt Lake City, Utah or at such other place as the Board of Directors may from time to time determine, on the first Monday of June of each year beginning in June 1989. If the day so designated falls upon a legal holiday then the meeting shall be held upon the first business day thereafter. The Secretary shall serve personally or by mail a written notic

thereof, not less than ten nor more than fifty days previous to such meeting, addressed to each stockholder at his address as it appears on the stock book. At any meeting at which all stockholders shall be present, or at which all stockholders not present have waived notice in writing, the giving of notice as above required may be dispensed with.

Section 2. SPECIAL MEETINGS. Special meetings of stockholders other than those regulated by statute, may be called at any time by the Chairman of the Board, the President, or the holders of at least 1/3 of all shares entitled to vote. Notice of such meeting stating the place, day and hour and the purpose for which it is called shall be served personally or by mail, not less than ten days before the date set for such meeting. If mailed, it shall be directed to a stockholder at his address as it appears on the stock book. At any meeting at which all stockholders shall be present, or at which stockholders not present have waived notice in writing, the giving of notice as above described may be dispensed with.

Section 3. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. For the purpose of determining shareholders entitled to receive notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend; or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, fifty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days, and in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed, and no record date is fixed for the determination of shareholders entitled to receive notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination as shareholders. When determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 4. VOTING. At all meetings of the shareholders of record having the right to vote, each stockholder of the Corporation is entitled to one vote for each share of stock having voting power standing in the name of such stockholder on

3

the books of the company. Votes may be cast in person or by written authorized proxy.

Section 5. PROXY. Each proxy must be executed in writing by the stockholder of the Corporation or his duly authorized attorney. No proxy shall be valid after the expiration of the eleven months from the date of its execution unless it shall have specified therein its duration.

Every proxy shall be revocable at the discretion of the person executing it or of his personal representative or assigns.

Section 6. VOTING OF SHARES OF CERTAIN HOLDERS. Shares held by an administrator, executor, guardian, or conservator may be voted by him, either in person or by proxy without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the Court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the share so transferred.

Shares of its own stock belonging to the Corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Section 7. CUMULATIVE VOTING. Cumulative voting shall not be permitted in the election of directors. Directors shall be elected by plurality vote.

Section 8. QUORUM. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders.

If a quorum shall not be present or represented, the stockholders entitled to a vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time until a quorum shall be present or represented. At such rescheduled meeting at which a quorum shall be present or represented, any business or any specified item of business may be transacted which might have been transacted at the meeting as originally notified.

The number of votes or consents of the holders of any class of stock having voting power which shall be necessary for the transaction of any business or any specified item of business at any meeting of stockholders, including amendments to the Articles of Incorporation, or the giving of any consent, shall be a majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy.

Section 9.   INFORMAL ACTION BY SHAREHOLDERS.   Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Directors

Section 1.   NUMBER.   The affairs and business of this Corporation shall be managed by a Board of Directors.   The first Board of Directors shall consist of three members, but may total a maximum of nine members.   Directors need not be residents of the State of Utah and need not be stockholders of the Corporation.

Section 2.   ELECTION.   The Directors shall be elected at each annual meeting of the stockholders, but if any such annual meeting is not held, or the Directors are not elected thereat, the Directors may be elected at any special meeting of the stockholders held for that purpose.

Section 3.   TERM OF OFFICE.   The term of office of each of the Directors shall be one year, which shall continue until his successor has been elected and qualified.

Section 4. DUTIES. The Board of Directors shall have the control and general management of the affairs and business of the corporation, and shall have the power to do all such lawful acts as are not required to be done by the shareholders.

Section 5. DIRECTORS' MEETINGS. Regular meetings of the Board of Directors shall be held immediately following the annual meeting of the stockholders, and at such other time and place as the Board of Directors may determine. Special meetings of the Board of Directors may be called by the President or any one Director at any time.

Section 6. NOTICE OF MEETINGS. Notice of meetings other than the regular meeting shall be given by service upon each Director in person, by telephone, or by mail at least three days before the date therein designated for such meeting, specifying the time and place of such meeting, and the business to be brought before the meeting. Any business including business other than that specified in such notice may be transacted at any special meeting. At any Directors' meeting at which a quorum of the Board of Directors shall be present, (although held without notice,) any and all business may be transacted which might have been transacted if the meeting had been duly called if a quorum of the Directors waive or are willing to waive the notice requirements of such meeting.

Any Director may waive notice of any meeting. The attendance of a Director at a meeting shall constitute a Waiver of Notice of such meeting except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully convened or called.

Section 7. VOTING. At all meetings of the Board of Directors, each Director is to have one vote. The act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. VACANCIES. Vacancies in the Board of Directors occurring between annual meetings shall be filled for the unexpired portion of the term by a majority of the remaining Directors.

Section 9. REMOVAL OF DIRECTORS. Any one or more of the Directors may be removed, but only for cause, at any time, by a vote of the stockholders holding a majority of the stock, at any special meeting called for that purpose.

Section 10. QUORUM. The number of Directors who shall be present any meeting of the Board of Directors in order to constitute a quorum for the transaction of any business or any specified item of business shall be a majority.

If a quorum shall not be present at any meeting of the Board of Directors, those present may adjourn the meeting from time to time, until a quorum shall be present.

Section 11. COMPENSATION. By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and each may be paid a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. ACTION BY CONSENT. Any action which may be taken at a meeting of the directors, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

ARTICLE IV

Officers

Section 1. NUMBER. The officers of this Corporation shall be: President, Vice-President, Secretary and Treasurer, and such additional Vice Presidents and assistant Secretaries as the President shall determine.

Any officer may hold more than one office.

Section 2. ELECTION. All officers of the Corporation shall be elected annually by the Board of Directors at its meeting held immediately after the meeting of stockholders, and shall hold office for the term of one year or until their successors are duly elected. Officers need not be members of the Board of Directors.

The Board of Directors may appoint such other officers, agents and employees as it shall deem necessary who shall have such authority and shall perform such duties as from time to time shall be prescribed by the Board of Directors.

Section 4.   DUTIES OF OFFICERS.   The duties and powers of the officers of the company shall be as follows:

PRESIDENT

The President shall preside at all meetings of shareholders and shall have general supervision of the affairs of the Company, shall sign or countersign all share certificates, contracts and other instruments of the company, and perform all such other duties as are incident to his office or properly required of him by the Board of Directors.   If the Board of Directors chooses not to elect a Chairman of the Board or if the Chairman of the Board is not designated as the Company's Chief Executive Officer, then the President shall serve in such capacity.

VICE-PRESIDENT

The Vice President shall exercise all the functions of the President during the absence or disability of the President. Additional Vice Presidents may be elected by the Board of Directors which shall establish their relative seniority.   Each Vice President shall have such powers and discharge such duties as may be assigned him from time to time by the Board of Directors.

Secretary

The Secretary shall keep the minutes of the meetings of the Board of Directors and of the stockholders, shall give and serve all notices of the Corporation, and shall be custodian of the records and of the corporate seal and shall affix the latter when required.   The Secretary shall keep the stock and transfer books in the manner prescribed by law, so as to show at all times the amount of capital stock issued and outstanding; the manner in which compensation for the same was paid in; the names of the owners thereof, and the number of shares owned by each. The Secretary shall sign all certificates of stock, and shall attend to all correspondence and perform all the duties incident to the office of Secretary.

TREASURER

The Treasurer shall have the care and custody of and be responsible for all the funds and securities of the Corporation. He shall render a statement of the condition of the finances of the Corporation at each regular meeting of the Board of Directors, and at such other times as shall be required of him, and a full financial report at the annual meeting of the stockholders. He shall keep regular and correct books of account of all business and transactions, and shall perform all duties appertaining to the office of Treasurer.

Section 5. VACANCIES, HOW FILLED. All vacancies in any office shall be filled by the Board of Directors without undue delay, either at its regular meeting or at a meeting specially called for that purpose. In the case of the absence of any officer of the Corporation or for any reason that the Board of Directors may deem sufficient, the board may, except as specifically otherwise provided in these By-Laws, delegate the powers or duties of such officers to any other officer or

Director for the time being, provided a majority of the entire Board of Directors concur therein.

Section 6. COMPENSATION OF OFFICERS. The officers shall receive such salary or compensation as may be determined by the Board of Directors.

Section 7. REMOVAL OF OFFICERS. The Board of Directors may remove any officer, by a majority vote, at any time with or without cause.

ARTICLE V

Certificates of Stock

Section 1. DESCRIPTION OF STOCK CERTIFICATES. The certificates of stock shall be numbered and registered in the order in which they are issued. Such certificates shall exhibit the holder's name and number of shares. They shall be signed by the President or Vice-President, and countersigned by the Secretary or Treasurer.

Section 2. TRANSFER OF STOCK. The stock of the Corporation shall be assignable and transferable on the books of the Corporation only by the person in whose name it appears on said books, his legal representatives or by his duly authorized agent. In case of transfer by attorney, the power of attorney, duly executed and acknowledged, shall be deposited with the Secretary. In all cases of transfer, the former certificate must be surrendered up and cancelled before a new certificate may be issued. No transfer shall be made upon the books of the

Corporation within ten days next preceding the annual meeting of the shareholders.

Section 3. LOST CERTIFICATES. If a stockholder shall claim to have lost or destroyed a certificate or certificates of stock issued by the Corporation, the Board of Directors may, at its discretion, direct a new certificate or certificates to be issued, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed, and upon the deposit of a bond or other indemnity in such form and with such sureties that the Board of Directors may require, if any.

ARTICLE VI

Dividends

Section 1. WHEN DECLARED. The Board of Directors shall by vote declare dividends from the surplus profits of the Corporation whenever, in their opinion, the condition of the Corporation's affairs will render it appropriate for such dividends to be declared.

Section 2. RESERVE. The Board of Directors may set aside, out of the net profits of the Corporation available for dividends, such sum or sums (before payment of any dividends) as the Board of Directors in their absolute discretion think proper as a reserve fund, to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and they may abolish or modify any such reserve in the manner in which it was created.

ARTICLE VII

Contracts, Loans, Checks and Deposits

Section 1. CONTRACTS. The Board of Directors may authorize any office or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to a specific instance.

Section 2. LOANS. No Loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to a specific instance.

Section 3. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may elect.

ARTICLE VII

Indemnification

Section 1. Any person made or threatened to be made a party to or involved in any civil, criminal or administrative action, suit, or proceeding by reason of the fact that he or his testator or intestate is or was a Director, officer, or employee of the Corporation, or of any corporation which he, the testator, or intestate served as such at the request of the Corporation shall be indemnified by the Corporation to the fullest extent allowed by law against expenses reasonably incurred by him or imposed on him in connection with or resulting from such action, suit, or proceeding and in connection with or resulting from any appeal thereon. As used herein the term "expense" shall include all obligations incurred by such person for the payment of money, including without limitation attorney's fees, judgments, awards, fines, penalties, and amounts paid in satisfaction of judgment or in settlement of any such action, suit, or proceedings.

ARTICLE VIII

Amendments

Section 1. HOW AMENDED. These By-Laws may be altered, amended, repealed or added to by the vote of the Board of Directors of this Corporation at any regular or special meeting of Directors. These By-Laws may also be amended or replaced by the stockholders at any annual or special meeting of the stockholders.

ARTICLE IX

Fiscal Year

Section 1. FISCAL YEAR. The fiscal year of the Corporation year shall be fixed by resolution of the Board of Directors.

ARTICLE X

Waiver of Notice

Section 1. Whenever any notice is required to be given to any shareholders or directors of the Corporation under the provisions of these By-Laws or under the Articles of Incorporation or under the provisions of the Nevada Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ADOPTED this _____ day of April, 1988.

(SEAL)

ATTEST:

ADVANCED PRECISION TECHNOLOGY, INC.

BY: _____
Its President

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

That I am the duly elected and acting Secretary of

and that the foregoing By-Laws, comprising seventeen pages,

constitute the By-Laws of said corporation as duly adopted at a

meeting of the Board of Directors thereof duly held the _____ day

of April, 1988.

(SEAL)

A:BYLAWS

APT Acctg

COPY

ARTICLES OF INCORPORATION

OF

GLOBAL TECHNOLOGY, LTD.

We, the undersigned natural persons of the age of twenty-one years or more, acting as incorporators of a corporation under the Nevada Business Corporation Act, adopt the following Articles of Incorporation for such corporation:

ARTICLE I

NAME. The name of the corporation is Global Technology, Ltd.

ARTICLE II

DURATION. The period of its duration is perpetual.

ARTICLE III

BUSINESS. The pursuit of business and corporate powers agreed upon are as follows:

(1). To carry on the business of share dealers or financial agents in all transactions relating to the sale, transfer, or exchange of every description of stocks, shares, commodities, debentures, bonds, mortgages, freehold, or leasehold property, life interests, reversions or other securities or investments for money, and all transactions and negotiations on commission or otherwise relating to such business; and to

advance or negotiate the advance of money at interest on securities or otherwise; and to carry on the business of stock and share brokers, land, estate and mortgage agents, and brokers in all branches,

(2). To conduct the business of financing all types of business activities, to purchase, finance, or discount commercial paper; to purchase or otherwise acquire open accounts receivable, notes, drafts and acceptance from manufacturers and jobbers and the instalment lien obligations, covering any and all sales on any merchandise or other commodities; to purchase, loan upon, acquire, or otherwise finances, sell and dispose of any and all insurance contracts, installment lien obligations, or indebtedness incurred or to be incurred by any written instruments, and to guarantee, pledge, borrow, finance or raise money for any such investment in any way and to do such other financing as may be for the welfare of the corporation.

(3). To acquire by purchase or otherwise, property, real or personal, and the good will, rights and assets of any person, firm or corporation, and to pay for the same in cash, stocks, bond, or otherwise acquire, sell, assign, transfer mortgage, pledge, and otherwise dispose of shares of the capital stock, bonds, debentures, or other evidence or indebtedness created by any person, firm or corporation, and while the holder therof to exercise the rights and privileges of ownership, including the right to vote thereon; to buy, own, use, mortgage, sell, lease, bond, or otherwise dispose of all property, real or personal, necessary, useful or desireable for it to own, use or dispose of for its purposes.

(4). To apply for, obtain, register, lease, purchase, or otherwise acquire, and to hold, use, pledge, lease, sell, assign, or otherwise dispose of distinctive marks, improvements, processes, trade names, trade marks, copyrights, patents, licenses, concessions, and the

Like, whether used in connection with or secured under letters patented of or issued in connection with or secured under any country or authority, or otherwise; and to issue, exercise, develop and grant licenses on respect thereof, or otherwise turn the same to account.

(5). To borrow money or raise monies for the business of the corporation and all of its purposes and objects, upon such terms as the Board of Directors may determine and the law permit.

(6). To enter into joint ventures or partnership with other persons, firms, or corporations.

(7). To have and to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized under the laws under which this corporation is organized and any and all acts amendatory thereof and supplemental thereto.

(8). To make all such by-laws, rules and regulations not inconsistent with law or with other corporate rights and vested privileges, as may be necessary to carry into effect the objects of the corporation, and such by-laws, rules and regulations may be made in a general meeting of the Board of Directors, which rules, regulations or by-laws shall become effective upon formal presentation by mailing to the stockholders of record.

(9). To engage in any and other and all business ventures, purposes, acts or activity in various fields of business endeavor for which a corporation may be organized and proceed under the Nevada Corporation act.

ARTICLE IV

CAPITAL. The capital of this corporation is ($100,000.00) One Hundred Thousand Dollars and is represented by (100,000,000) One Hundred Million shares of Common capital stock having a par value of ($0.001) one tenth of one cent per share.

ARTICLE V

CAPITAL STOCK. Subject to the provisions of law, this corporation may purchase or otherwise acquire, hold, sell, transfer, and re sue the shares of its capital stock.

ARTICLE VI

SHARES. The corporation will not commence business until consideration of the value of at least One Thousand Dollars ($1,000.00) has been received for the issuance of its shares.

ARTICLE VII

PRIVILEGES AND RESTRICTION TO SHAREHOLDERS. The privileges and restrictions granted to or imposed upon each share or the holder thereof are as follows:

(1). Each issued and outstanding share, not including treasury shares, if any, shall be entitled to one vote at all shareholders' meetings;

(2). The right of cumulative voting shall not be allowed in the election of directors.

(3). Each share shall entitle its holder to receive an equal and a noncumulative portion of dividends, if, when, and as declared by the Board of Directors in accordance with law.

ARTICLE VIII

RESERVE POWER. Except as to Article IX herein, the corporation reserves the rights to amend, alter, change, or repeal any provision contained in these Articles of Incorporation, in the manner now or here-after presecribed by law, and all rights and powers conferred herein on stockholders, directors, and officers are subject to this reserve power.

ARTICLE IX

STOCK NON-ASSESSABLE. The stock of this corporation shall be non-assessable.

ARTICLE X

BY-LAWS. The Board of Directors may make, amend, or repeal at pleasure, by-laws of this corporation, not inconsistent with the provisions of these Articles of Incorporation.

ARTICLE XI

MEETINGS. The annual meeting of the stockholders shall be held in the month of June of each year at a place and a time to be designated by the Board of Directors. Special meetings of the stockholders may be called by the president, or by the Board of Directors, or by a majority of the stockholders as shown by the records of the corporation. Notice of special stockholders' meetings shall be given by mailing a notice of the time and place and purpose of the meeting to each shockholder of record, addressed to him at his address as shown by the records of the corporation, not less than ten days prior to the date of the meeting. Director's meetings shall be held at such time and place and upon such notice as the Board of Directors from time to time shall determine. A majority of the Board of Directors present and voting at a directors meeting shall constitute a quorum for the transaction of business.

ARTICLE XII

ADDRESS OF CORPORATION AND REGISTERED AGENT IS: the

post office address of the initial registered office of the corporation and registered agent is: 4530 Alpine Place, Las Vegas, NV 89107.

ARTICLE XIII

OFFICERS. The number and kind of officers and directors of this corporation shall be as follows; There shall be a board of directors consisting of not less than three directors. The number thereof shall be fixed from time to time, and shall be subject to change by the stockholders at any stockholders' meeting held at which directors may be elected. There shall be a president, who shall be a stockholder and a member of the board of directors, one or more vice presidents, a secretary, and a treasurer, and such assistant secretaries and assistant treasurers as the board of directors may from time to time determine. Each of such officers other than the president may, but need not be, a stockholder or a director of the corporation. The initial number of stockholders will be less than three.

ARTICLE XIV

ELECTION OF DIRECRORS. The directors, except those named herein as such and those chosen by the board to fill a vacancy for an unexpired term, shall be elected by the stockholders at the regular annual stockholders' meeting, or if it is not held, at any special meeting of the stockholders called for that purpose, and directors so elected shall serve until the next regular annual stockholders' meeting or until their successors are elected and qualified.

ARTICLE XV

NAMED DIRECTORS. Directors who shall hold office until the first annual stockholders' meeting as herein provided, unless vacancies by death, resignation or removal shall sooner occur, and until the election and qualification of their respective successors, are as follows.

Name	Address
Win L. Smith	68 South Main Street #607 Salt Lake City, UT 84101

ARTICLE XVI

PRIVATE PROPERTY EXEMPT. Private property of the stockholders shall not be liable for the debts of the corporation.

ARTICLE XVII

NAMED INCORPORATORS. The name and address of each incorporator is:

Name	Address
Win L. Smith	68 South Main Street #607 Salt Lake City, UT 84101

DATED 2-6-85

[signature]

STATE OF UTAH :
: ss.
COUNTY OF SALT LAKE :

I, Jan White, a Notary Public, hereby certify that on the 6th day of February, personally appeared before me W L Smith, ______, and ______, who being by me first duly sworn, severally declared that they are the persons who signed the foregoing documents as incorporators and that the statements herein contained are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal on the 6th day of February, 19 85.

NOTARY PUBLIC STATE OF UTAH

Jan White
Notary Public

Salt Lake City, Utah
Residing in

My Commission Expires:
Oct. 14, 1987

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

APR 11 1988

FRANKIE SUE DEL PAPA SECRETARY OF STATE

No. 973-85

COPY

87-045537

AMENDMENTS TO THE ARTICLES OF INCORPORATION

OF

GLOBAL TECHNOLOGY. LTD.

Pursuant to Nevada Corporation Code, the undersigned Corporation adopts the following Articles of Amendment to its Articles of Incorporation.

Article I reads as follows:

The name of the Corporation is Global Technology, Ltd.

AMENDMENT

Article I of the Articles of Incorporation is amended to read:

ARTICLE I

CORPORATE NAME

The name of the corporation is Advanced Precision Technology, Inc.

ARTICLE X

AMENDMENT ADOPTED

These Amended Articles of Incorporation were presented to the shareholders of this Corporation for the purpose of amending and replacing the Articles of Incorporation of this Corporation, at a special meeting of shareholders held April 1, 1988. As of April 1, 1988, there were 5,500,000 shares of the Corporation's common stock outstanding and entitled to vote on the amendment. The Amendment does not alter the amount of authorized capital of One Hundred Million (100,000,000) shares with $0.001 par value. There is only one class of shares, that being Common voting stock.

The number of shares voted for and against the adoption of these amended Articles of Incorporation to replace all previous Articles of Incorporation and Amendments was:

5,200,000 For 0 Against

ATTEST:

ADVANCED PRECISION TECHNOLOGY, INC.
Formerly Global Technology, Ltd.

Secretary

By President

STATE OF   :
   Utah
                   : SS.

COUNTY OF   :
   Salt Lake

I, ___Jo Beth Smith_____, a Notary Public, hereby certify that on the

8th _day of ___April , 1988_____, personally appeared before me _____

____Jay Mealey___ and ___. David H. Timms_____, and _

_____, who being by me first duly sworn, severally declared that

they are the persons who signed the foregoing documents as Officers and that

the statements herein contained are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal on the __8th__ day

of ___April_____, 19_88_

                                 _Jo Beth Smith_____
                                     Notary Public
                                 _West Jordan, Utah____
                                     Residing at

My Commission Expires:

     8-27-91
   _____

STATE OF NEVADA
DEPARTMENT OF
STATE

I hereby certify that this is a true and complete copy of the document as filed in this office.

DATED: APR 11 1988

Frankie Sue Del Papa

FRANKIE SUE DEL PAPA
Secretary of State

BY Beverly J Davenport